August 18, 2021

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Reserve Investment Funds, Inc. (“Registrant”)
  on behalf of the following series:

  T. Rowe Price Transition Fund (the “Transition Fund”)

  File No.: 811-08279

Dear Mr. Sutcliffe:

The following is in response to your comments provided on July 29, 2021, regarding the update to the Transition Fund’s registration statement on Form N-1A, which was filed as a POS AMI filing on June 28, 2021.

Comment:

Please confirm that the Transition Fund continues to operate in accordance with the representations made in the March 17, 2021 letter to the Commission.

Response:

We confirm that the Transition Fund continues to operate in accordance with the representations made in the March 17, 2021 letter to the Commission.

Comment:

Supplementally explain the removal of “Portfolio Turnover” that originally appeared on page 19 of the effective prospectus.

Response:

The Transition Fund is registered only under the Investment Company Act of 1940 and is not also registered under the Securities Act of 1933. Per the instructions to Form N-1A, for registration statements or amendments filed only under the Investment Company Act of 1940, responses to all Items of Parts A (except Items 1, 2, 3, 4 and 13) are required. The “Portfolio Turnover” disclosure previously appeared in response to Item 13; however, it has now been removed because it is not required.

Comment:

The statement of additional information (“SAI”) previously included legal proceedings disclosure relating to a lawsuit filed on April 27, 2016 by Christopher Zoidis et al. against T. Rowe Price Associates, Inc., on behalf of certain purported shareholders of eight T. Rowe Price mutual funds. Has this case been settled or completed? Please supplementally explain the removal of this information.

Response:

The matter is now closed as the parties filed a Joint Stipulation of Dismissal with Prejudice on December 30, 2020. There was no settlement or other consideration given by T. Rowe Price to the plaintiffs. As a result, this disclosure has now been removed from the SAI.

Comment:

The SAI lists the various fundamental polices for the T. Rowe Price mutual funds, one of which addresses certain funds’ policy on industry concentration and refers to companies “in the same industry.” Item 16(c)(iv) of Form N-1A refers to concentration in an “industry or group of industries.” Please review and as appropriate add “or group of industries.”

Response:

We do not intend to make any changes to this disclosure as we believe that the industry concentration policies as set forth in the SAI are consistent with Section 8(b)(1)(E) of the 1940 Act, and Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy 4(a) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, nor Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. We submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, our research indicates that the industry concentration policies for the T. Rowe Price Funds are consistent with industry concentration policies of other fund complexes. Further, defining “groups of industries” for a non-concentrated fund would be extremely challenging because there are so many different combinations of industries that would need to be monitored.

Finally, revising a fund’s industry concentration policy to include “group of industries” would materially impact the fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646 or, in my absence, Fran Pollack-Matz at 410-345-6601.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.